

November 12, 2010

Paul J. Kaleta
Corporate Senior Vice President and General Counsel
NV Energy, Inc.
Nevada Power Company
Sierra Pacific Power Company
6226 West Sahara Avenue
Las Vegas, Nevada 89146

> **Re:** **NV Energy, Inc.**
> **Nevada Power Company**
> **Sierra Pacific Power Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 22, 2010**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Forms 10-Q for Fiscal Quarters Ended**
> **March 31, 2010, June 30, 2010 and September 30, 2010**
> **Filed May 6, 2010, August 6, 2010 and October 29, 2010**
> **File Nos. 001-08788, 002-28348 and 000-00508**
>
> **NV Energy, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2010**
> **Form 8-K dated September 9, 2010**
> **Filed September 10, 2010**
> **File No. 001-08788**

Dear Mr. Kaleta:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrew J. Hickey
Choate Hall & Stewart LLP